Mail Stop 4561
via fax (408) 346-3156

September 29, 2008

Mr. David DeWalt
Chief Executive Officer and President
McAfee Inc.
3965 Freedom Circle
Santa Clara, CA 95054

> **Re:** **McAfee, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008 and April 29, respectively**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed August 7, 2008**
> **Form 8-K Filed July 31, 2008**
> **File No. 001-31216**

Dear Mr. DeWalt:

We have reviewed your response letter dated September 12, 2008 in connection with the above-referenced filing[s] and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 5, 2008.

Form 10-Q for the Quarter Ended June 30, 2008

Note 11. Litigation

Settled Cases, page 23

1. We note your response to our prior comment 6 where you indicate that the value of each element was stipulated in the settlement document. Please tell us whether the Company relied on these contractually stated amounts in order to record the

individual elements of this transaction. In this regard, we note that the Company "reviewed the justification behind each amount in the settlement document and performed independent calculations, where reasonable, to further support the relative fair values of each recognizable element of the settlement." Please explain further what you mean by this statement. For instance, describe the independent calculations that were performed and tell us how the Company's allocation based on relative fair values differed from the values stipulated in the settlement agreement, if at all. If you relied solely on the values stipulated in the agreement in order to allocate the $25 million amongst the various elements, then tell us how you determined that it is appropriate to use contractually stated amounts to unbundle an arrangement and tell us the specific accounting guidance you relied upon to account for this transaction.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Special Counsel at (202) 551-3503.

Sincerely,

Kathleen Collins
Accounting Branch Chief